[Letterhead of Adobe Inc.]

January 10, 2023

Via EDGAR
Office of Technology
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:	Jan Woo
Kyle Wiley

Re:	Adobe Inc.
Registration Statement on Form S-4
Filed November 15, 2022, as amended
File No. 333-268364
Request for Effectiveness

Dear Ms. Woo and Mr. Wiley:

Reference is made to the Registration Statement on Form S-4 (File No. 333-268364) filed by Adobe Inc. (the “Company”) with the U.S. Securities and Exchange Commission on November 15, 2022, as amended on January 9, 2023 (the “Registration Statement”).

The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on January 11, 2023, or as soon as possible thereafter, pursuant to Rule 461 promulgated under the U.S. Securities Act of 1933, as amended.

Please contact Jacob A. Kling of Wachtell, Lipton, Rosen & Katz at (212) 403-1003 with any questions you may have concerning this letter or if you require any additional information.  Please notify Mr. Kling when this request for acceleration of the effectiveness of the Registration Statement has been granted.

(signature page follows)

Sincerely,

ADOBE INC.

By:	/s/ Daniel Durn
Name:	Daniel Durn
Title:	Executive Vice President and Chief Financial Officer

cc:	Jacob A. Kling, Wachtell, Lipton, Rosen & Katz